Filed by Concho Resources Inc.

(Commission File No. 001-33615)

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Subject Company: RSP Permian, Inc.

(Commission File No. 001-36264)

MARCH 28, 2018: Concho Resources Inc. to Acquire RSP Permian, Inc.

The following is a transcript of an investor presentation that was given by Concho Resources Inc. on March 28, 2018.

CORPORATE PARTICIPANTS

Timothy A. Leach Concho Resources Inc.—Chairman of the Board & CEO

Jack F. Harper Concho Resources Inc.—President & CFO

William C. Giraud Concho Resources Inc.—Executive Vice President

Megan P. Hays Concho Resources Inc.—VP of IR & Public Affairs

Steven D. Gray RSP Permian, Inc.—Co Founder, CEO and Director

CONFERENCE CALL PARTICIPANTS

Charles Arthur Meade Johnson Rice & Company, L.L.C., Research Division—Analyst

David Adam Deckelbaum KeyBanc Capital Markets Inc., Research Division—Director and Equity Research Analyst

David William Kistler Piper Jaffray Companies, Research Division—Research Analyst

Derrick Lee Whitfield Stifel Financial Corp.—MD and Senior Analyst

James Jan Sullivan Alembic Global Advisors—Director & Senior Analyst

Jeffrey Leon Campbell Tuohy Brothers Investment Research, Inc.— Senior Analyst of Exploration and Production, and Oil Services

John Christopher Freeman Raymond James & Associates, Inc., Research Division—Research Analyst

Joseph David Allman Robert W. Baird & Co. Incorporated, Research Division—Senior Research Analyst

Joshua Ian Silverstein Wolfe Research, LLC—Director and Senior Analyst of SMID Cap Exploration & Production

Michael Anthony Hall Heikkinen Energy Advisors, LLC—Partner and Senior Exploration and Production Research Analyst Michael Dugan Kelly Seaport Global Securities LLC, Research Division—MD and Head of Exploration & Production Research

Neal David Dingmann SunTrust Robinson Humphrey, Inc., Research Division—MD

Nitin Kumar Deutsche Bank AG, Research Division—Research Analyst

Paul William Grigel Macquarie Research—Analyst

Richard Merlin Tullis Capital One Securities, Inc., Research Division—Senior Analyst of Oil and Gas Exploration and Production

Robert S Morris Citigroup Inc, Research Division—MD and Senior U.S. Oil and Gas Exploration and Production Analyst

Scott Michael Hanold RBC Capital Markets, LLC, Research Division—Analyst

PRESENTATION

Operator

Welcome to the call related to the transaction announced this morning. My name is James and I’ll be your conference operator for today’s call. (Operator Instructions) This conference call is being recorded.

MARCH 28, 2018: Concho Resources Inc. to Acquire RSP Permian, Inc.

I’ll now turn the call over to Megan Hays, Vice President of Investor Relations and Public Affairs. You may begin.

Megan P. Hays Concho Resources Inc.—VP of IR & Public Affairs

Thank you. Good morning. We appreciate you joining us on such short notice today. This morning we announced the acquisition of RSP Permian. The press release is available on our website. In addition, we will be speaking to some slides today and those slides are also available on our website. Joining me in Midland for today’s call are Tim Leach, Chairman and CEO of Concho; Jack Harper, Concho’s President and CFO; Will Giraud, Concho’s Executive Vice President. We are also joined today by Steve Gray, RSP’s cofounder and CEO. Following our prepared remarks, we will be happy to take some questions. Please note that we will make forward-looking statements based on current expectations this morning. The risks associated with forward-looking statements and other disclaimers are in the press release and beginning on page 2 of the slide. We incorporate those by reference for today’s call. Now let me turn the call back over to Tim.

Timothy A. Leach Concho Resources Inc.—Chairman of the Board & CEO

Thanks, Megan, and good morning, everyone. Thanks for joining us. I’m excited to announce that we have signed a definitive agreement to acquire RSP in an all-stock transaction. This transaction is consistent with our track record of consolidating high quality acreage that fits well with our core position in the Permian Basin. And it brings together 2 companies with shared respect and a common vision for creating value. Let me start off by discussing key elements of the transaction. We have agreed to acquire RSP in an all-stock transaction for $8 billion plus the assumption of $1.5 billion of net debt. RSP shareholders will receive 0.32 shares of Concho common stock for each RSP share. Upon closing the transaction, Concho shareholders will own about 75% of the combined company and RSP shareholders would own about 25%. We expect the acquisition to close in the third quarter subject to approval by shareholders and regulatory approvals and other customary closing conditions. Together our scale in the Permian Basin will be powerful. We will be the largest Permian producer from unconventional resource. We will run the largest development program in the Permian and our combined position will be more than 640,000 net acres. We will be an even stronger company, better positioned for continued growth and more value creation. And the transaction brings opportunities that are consistent with our strategies and the way we go about our business. And I believe, the combination of the 2 companies is a powerful one that offers strong synergies. Now let me turn it over to Steve for his perspective.

Steven D. Gray RSP Permian, Inc.—Co Founder, CEO and Director

Thanks, Tim, and good morning, everyone. We are very excited about this transaction and like Tim, I believe, the combination will be beneficial to all of our shareholders. We see a compelling strategic fit between the 2 companies. And just as important, this transaction combines 2 teams made up of people with common goals and a great deal of mutual respect. I’m incredibly proud of the RSP and everything we’ve accomplished together. I firmly believe this transaction represents the beginning of an exciting new chapter. The Concho team is building a unique company with a great combination of entrepreneurial drive, focused asset and a fortress balance sheet, drivers that will allow the full potential of our assets to be realized. This transaction solidifies the leadership position in the core of Permian

MARCH 28, 2018: Concho Resources Inc. to Acquire RSP Permian, Inc.

Basin. In addition to the hand and glove fit of the assets, the combined technical knowledge will only enhance large-scale development and resource recovery. Concho has a proven track record of execution that shift the full-field development will be a key component in creating more value associated with RSP’s assets. And that will ultimately results in strong returns to shareholders over the long-term. Tim?

Timothy A. Leach Concho Resources Inc.—Chairman of the Board & CEO

Thanks, Steve. We described the playbook for consolidation in the past. The keys are enhancing the best part of our portfolio, our premium resource base, providing significant scale and operational synergies unfolded into our machine and accretive to key metrics and additive to the strength of the balance sheet. Today’s transaction checks all of those boxes. As I mentioned before, it’s consistent with our disciplined strategy of pursuing the right acquisition to build for the future. And it provides both immediate and long-term value creation opportunities. I expect Concho to capture both operational synergies and corporate level savings. These synergies, which are estimated to have a present value exceeding $2 billion derive from the highly complementary and blocky nature of these assets. In addition to our size, scale and execution strength, provided us with the unique ability to capitalize on these new complementary assets. This ability includes moving these assets into manufacturing mode, which generates cost savings and minimizes parent-child locations. It also includes developing these assets with long laterals and leveraging shared infrastructure systems. We’ve consistently described how large contiguous blocks of acreage are strategic and deepen our war chest of premium locations. Directing capital to these locations will enhance our overall program economics. We also plan to leverage our land ground game on these assets. That’s our strategy for optimizing assets by coring up acreage in swaps and trades. We did a record number of trades over the last several months and we expect this to continue, as more operators focus on long lateral, continuous development. In addition to operational synergies, there are financial benefits we expect from corporate level savings. And those come from the areas you would expect, including the overlapping public company cost and financing cost. In all, we estimate annual corporate cost savings of $60 million. We said many times before, we are looking to add great assets to our portfolio, but not at the expense of our financial performance or position. We expect the transaction to be immediately accretive to our per-share metrics before accounting operational synergies. These metrics include net asset value, earnings, cash flow, debt adjusted production and cash flow growth. All in the first year. Following this transaction, we expect to maintain a strong balance sheet with a leverage ratio and a comfort range of 1x to 1.5x. Importantly, this transaction does not change Concho’s strategy of capital discipline and reinvesting within cash flow. Rather, this transaction enhances our outlook to grow production within cash flow and generate meaningful returns to our shareholders over the long-term. Again I want to congratulate the RSP team for building a great company. We all look forward to the accomplishments that the future will hold. With that, I’m happy to take your questions.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions) And our first question comes from Michael Hall with Heikkinen Energy.

MARCH 28, 2018: Concho Resources Inc. to Acquire RSP Permian, Inc.

Michael Anthony Hall Heikkinen Energy Advisors, LLC—Partner and Senior Exploration and Production Research Analyst

I guess jump in first with the question around inventory management in the context to these deals, as we see both entities had some of the longest runways already in the Permian Basin and then combining the 2 only furthers that. How should we think about kind of what moves to the back of the hopper, if you will, in a pro forma entity? And over what sort of timeframe should we expect maybe some culling of the long or day-to-day inventory.

Timothy A. Leach Concho Resources Inc.—Chairman of the Board & CEO

Yes, I think, this set of assets really gives the company a strong runway for better capital allocations. So I think that these new assets will go right to the top of our development inventory and we really look forward to the future in 2019 and beyond, on how this capital allocation strength will really enhance our returns and capital efficiency.

Michael Anthony Hall Heikkinen Energy Advisors, LLC—Partner and Senior Exploration and Production Research Analyst

Okay, understood. And then, within the — I guess, maybe as a follow-up to that, if I could, just — as I think about the portfolio there like some of the New Mexico assets, do those come up as more likely candidates for sale down the road to be specific?

Timothy A. Leach Concho Resources Inc.—Chairman of the Board & CEO

I kind of touched on that in the prepared comments that I think our active portfolio management through trades and blocking of bigger swaths of acreage. I think, that’s going to be a key element of our strategy. So this gives us more chips to play with.

Michael Anthony Hall Heikkinen Energy Advisors, LLC—Partner and Senior Exploration and Production Research Analyst

Sure, understood. And then, I guess, second, the synergies you talked about and the advantages to quote-unquote manufacturing, can you just give a little bit of additional color detailing around what exactly it is that allows manufacturing mode on these assets to drive those synergies?

Timothy A. Leach Concho Resources Inc.—Chairman of the Board & CEO

Yes. As Steve mentioned, I mean, the balance sheet to be able to do this intense development instead of 1 or 2 well pads to go to 8 well multi-well pads is one of the drivers. But it’s also long laterals and all the infrastructure that we’re going to be able to use together. Infrastructure such as salt water disposal systems, water handling system that we have built over time. All those things will be very additive.

Operator

Our next question comes from Scott Hanold with RBC Capital Markets.

MARCH 28, 2018: Concho Resources Inc. to Acquire RSP Permian, Inc.

Scott Michael Hanold RBC Capital Markets, LLC, Research Division—Analyst

You, obviously, showed that you guys there are gonna go into seems like a pro forma pace that’s not too different than what the combined companies were at Can you discuss — is there any change in allocation of where those rigs are going on a relative basis? RSP has a nice footprint in both the Delaware and in the Midland and as you put these together will there be any kind of a change in terms of where would you likely focus your efforts on?

Timothy A. Leach Concho Resources Inc.—Chairman of the Board & CEO

Right. I mean, we talked about this thing likely to close in the third quarter. So both companies will continue to operate the way they’re operating through that time press period. I think, when you go beyond closing — no, I think that the rigs that they have now in the Midland Basin, Delaware Basin, that balance will remain. I think that it will just get — we’ll have a more efficient allocation of capital and how we move those rigs around.

Scott Michael Hanold RBC Capital Markets, LLC, Research Division—Analyst

Okay, okay thanks for that. And just touch a little bit on the synergies. Obviously, that seems to be a key part of — making this deal highly accretive. Can you just give a little bit more specific on the timeframe in which you start — expect to start seeing some of these synergies. And you laid out on Page 10 of your corporate deck four — I guess, main buckets of where you see the synergies coming from the corporate level savings is pretty clear in the amount. But did you quantify, how much you expect to see in the other buckets?

Jack F. Harper Concho Resources Inc.—President & CFO

Yes. We said in total Scott, that it’s in excess of $2 billion and Tim really hit on the keys. It’s long laterals, it’s large-scale development, it’s preventing the parent-child relationship with large-scale development, it’s a shared infrastructure. So those are the key drivers. And there’s good value in each one of those.

Scott Michael Hanold RBC Capital Markets, LLC, Research Division—Analyst

And so does that imply that you’ll be seeing — you expect to see some of the synergies pretty immediately upon closing?

Jack F. Harper Concho Resources Inc.—President & CFO

As Tim said, when we form our next budget, we expect to use the same rationale that we’ve used in the past, which is a focus on rate of return. And as he said, these assets will find their way to the top.

Operator

Our next question comes from Dave Kistler with Simons Piper Jaffray.

David William Kistler Piper Jaffray Companies, Research Division—Research Analyst

Quick question as we kind of think about the consolidation of the 2 companies, can you speak a little bit towards what that means, in terms of relocation of staffing and where you guys stand in terms of being able to aggregate that level of incremental staff into the organization?

MARCH 28, 2018: Concho Resources Inc. to Acquire RSP Permian, Inc.

Timothy A. Leach Concho Resources Inc.—Chairman of the Board & CEO

RSP has built a great company. They have a great team. So we look forward to adding them into our team and blending the 2 teams together. So — and the good news is, almost all the staff are in the same location.

David William Kistler Piper Jaffray Companies, Research Division—Research Analyst

Okay. That’s helpful. And can you talk a little bit, obviously, scale and scope is a huge premium in the Permian right now, which is labor constrictive and even a little bit services constrictive. Can you talk a little about where you guys would stand as a combined entity on not just the rig side of things, but on the fracs and completion side of things?

Jack F. Harper Concho Resources Inc.—President & CFO

Dave, I mean, I think, we will — we stand alone towards the top of that list; combined we’re most certainly are in the rig count and I would presume on the fracs spread as well. So again the benefits of scale.

Timothy A. Leach Concho Resources Inc.—Chairman of the Board & CEO

And I think your question about scarcity of supply. We haven’t seen at the size we are. And I think combined the power of scale will give us first call on the kind of equipment and labor that we need.

Operator

Next question is from Harry with Barclays.

Unidentified Analyst—Barclays

First question, can you just discuss your plan with respect to RSP’s debt. Presumably you’ll refinance the RBL and the 2022s they’re currently callable. But how do you think you’ll approach the RSP 2025s, are you going to guarantee those on the amount outstanding to recallable? Or would you like to refinance those sooner after closing?

Jack F. Harper Concho Resources Inc.—President & CFO

Yes, first off, I’d say, we view this deal as credit positive and we believe the rating agencies do as well. And their bonds have the customary change of control provisions. So we’re going to let this close and go from there.

Unidentified Analyst— Barclays

Okay. And then, just a follow-up on the ratings. So you did mention you expect your investment grade ratings to be unchanged. Is there any reason to think that the Ba1 rating or positive outlook from Moody’s will be negatively affected? Or do you think you’re still on an upward trajectory there?

Jack F. Harper Concho Resources Inc.—President & CFO

We think the agencies are viewing this as credit positive.

MARCH 28, 2018: Concho Resources Inc. to Acquire RSP Permian, Inc.

Operator

Our next question comes from David Deckelbaum of Key Bank.

David Adam Deckelbaum KeyBanc Capital Markets Inc., Research Division—Director and Equity Research Analyst

Historically, when you all have done deals, you’ve been pretty active. Shortly thereafter I mean this is an all-stock deal. But historically, you guys pursued divestitures a little bit more aggressive post deal. Do you have a similar follow-up plan, once this thing closes in the third quarter to look to divest what you would consider to be non-premium? Or is this going to just be a sort of an opportunistic pursuit as opposed to a little bit more explicit?

Timothy A. Leach Concho Resources Inc.—Chairman of the Board & CEO

I would highlight that our portfolio management is a key to how we create value. So I expect that portfolio management to continue. I’d also direct you to look at the map in the slide deck at how cored up and strategic all our assets are right now. And I know it’s early in the morning, but if you can’t detect the excitement in my voice about this deal and the power of the assets on that map, it’s going to be really exciting and compelling business proposition to have such great assets.

David Adam Deckelbaum KeyBanc Capital Markets Inc., Research Division—Director and Equity Research Analyst

I guess, I’m also curious, just in the process of this deal, is this first public corporate transaction that you all have pursued. Historically, you guys have worked in more private negotiated deals. Can you speak to—I mean, you’ve highlighted here, why you see this as massively accretive. Was this logically like the most accretive opportunity for you? Or as you look at some of the private packages or asset packages, are you seeing less opportunity out there now versus the last few years?

Timothy A. Leach Concho Resources Inc.—Chairman of the Board & CEO

We talked in the past about how high the bar has been set for us in terms of acquisitions. And our relationship with Steve and with RSP goes way back. And we’ve admired what they were doing for a long time. So we all recognize the corporate transactions are more complicated and time-consuming. But Steve mentioned that hand and glove kind of fit that this thing is. So I don’t read this means anything relative to private transactions versus public. This has been an acquisition. It’s been a long time coming and it is a perfect fit for us.

David Adam Deckelbaum KeyBanc Capital Markets Inc., Research Division—Director and Equity Research Analyst

And just a last one for me, I guess. As you modeled the $2 billion of sort of operational synergies, in what year does that become most impactful in your model now?

Jack F. Harper Concho Resources Inc.—President & CFO

David, I think, we start seeing benefits immediately after closing. And as I said, when we form budgets in the future, they’ll be focused on taking this higher margin cash flow and reinvesting it into higher rate of return budgets.

MARCH 28, 2018: Concho Resources Inc. to Acquire RSP Permian, Inc.

Operator

Our next question comes from Jeffrey Campbell of Tuohy Brothers.

Jeffrey Leon Campbell Tuohy Brothers Investment Research, Inc.—Senior Analyst of Exploration and Production, and Oil Services

You mentioned that 2/3 of your acquired resource are premium locations, is it fair to think there’s significant portion of those locations are in the large contiguous state line positioned and the acreage adjacent to your Mabee Ranch area?

Timothy A. Leach Concho Resources Inc.—Chairman of the Board & CEO

That’s correct.

Jeffrey Leon Campbell Tuohy Brothers Investment Research, Inc. - Senior Analyst of Exploration and Production, and Oil Services

Okay. And thinking about the Mabee Ranch area, you kind of had a doughnut hole in there that you showed us that you’ve filled in the last quarter with the swap with Chevron. And now this acreage from RSP is even further to the South. So do you think of that entire portion in Andrews and Martin counties as kind of one big gigantic project to develop with all the synergies that you’ve been talking about?

Timothy A. Leach Concho Resources Inc.—Chairman of the Board & CEO

Yes, that’s few years ago with the Reliance acquisition. And we had a strategy that at the time looked daunting to try to build a bigger position up there. But if you look at what we’ve done over the last couple of years, it is an awesome asset position. And yes, we think about that as one development area.

Jeffrey Leon Campbell Tuohy Brothers Investment Research, Inc.—Senior Analyst of Exploration and Production, and Oil Services

If I can ask one more. You’ve talked about infrastructure synergies, I was just wondering, can you give a little color on where you think that you’ll take the most immediate advantage of the infrastructure synergies between you and RSP?

Timothy A. Leach Concho Resources Inc.—Chairman of the Board & CEO

Well, we’ve talked about a number of things, long laterals and the parent-child relationship. I think, the most immediate thing you’re going to see is the way we go about our capital budgeting. You’re going to see much larger development projects. So I think, that’s going to — the efficiency that comes out of that and also the higher recoveries that come out of that will be the most immediate efficiency gains.

Operator

Our next question comes from Charles Meade with Johnson Rice.

MARCH 28, 2018: Concho Resources Inc. to Acquire RSP Permian, Inc.

Charles Arthur Meade Johnson Rice & Company, L.L.C., Research Division—Analyst

You addressed the RSP team, I think, a little bit in your prepared comments and how much you admire the work that they’ve done, you’ve been watching them. But is there anything more that you could care to share this morning about who on the RSP team you’re going to try and keep on recognizing that is early and you might have not had accepted offers and all that?

Timothy A. Leach Concho Resources Inc.—Chairman of the Board & CEO

Yes, I’m sitting right next to Steve. So it’s clearly it’s been a key driver there. And we talked about their 180 employees and what a great fit they will be for our organization. Beyond that, I think, it’s too early to make any other statements about it.

Charles Arthur Meade Johnson Rice & Company, L.L.C., Research Division—Analyst

Got it. That makes sense. And then, if I could go to some of the comments you made about scale, it makes sense to me that, and I think it makes sense to most people investor community that there needs to be some consolidation and that there are definitely efficiencies, synergies available with scale. I’m curious Tim, is there some point at which there are diminishing returns to scale or maybe said differently, do you see some sweet spot? Or what’s the right size beyond which you don’t really need or maybe want to get bigger?

Timothy A. Leach Concho Resources Inc.—Chairman of the Board & CEO

Well, I mean, it’s not getting bigger just for the sake of getting big. It’s the operational machine that you have and what’s the best fit for assets relative to what your team is capable of doing. And so I think that’s where we’re hitting the sweet spot. This is a large transaction and RSP has a large set of assets. So I think this — right now, I feel like we will be perfectly sized.

Operator

Our next question comes from John Freeman with Raymond James.

John Christopher Freeman Raymond James & Associates, Inc., Research Division—Research Analyst

When we think about sort of the benefits of the scale, and as you said Tim, these much larger development projects we should expect going forward. Obviously, Concho had already moved pretty aggressively in that direction already, about 65% of what you’re doing this year on these large-scale projects. Just sort of, I guess, how we should sort of just ball park? So to think about that in like 2019, is that 65% kind of a large projects where that potentially could go?

Timothy A. Leach Concho Resources Inc.—Chairman of the Board & CEO

I think, directionally that’s a good way to think about it. There may be areas where we — you have continuous development, commitments and obligations, like that, that will effect it. But generally, I think that’s — their asset base looks a lot like our asset base. You put them together and you think about how we’re developing what we have. I think, that’s a good template for what the future looks like.

MARCH 28, 2018: Concho Resources Inc. to Acquire RSP Permian, Inc.

John Christopher Freeman Raymond James & Associates, Inc., Research Division—Research Analyst

And then, if — does the much bigger scale here, does it change at all the way maybe you all think about certain things like potentially sand, in terms of giving your size now, does it make sense potentially to look at having your own sand mine? Or Is that still something you’re going to continue to sort outsource?

Jack F. Harper Concho Resources Inc.—President & CFO

We would continue to outsource that, John. But again it’s an area where I think the scale will be beneficial.

Timothy A. Leach Concho Resources Inc.—Chairman of the Board & CEO

It’s not just the scale, it’s also just how focused and blocky these operational areas are. So I mean, you can get all that infrastructure into one place. And it provides a lot more efficiency.

John Christopher Freeman Raymond James & Associates, Inc., Research Division—Research Analyst

Great. And then, if I could just slip 1 last one in just quickly, should we still assume that the long-term leverage target is still 1x to 1.5x?

Jack F. Harper Concho Resources Inc.—President & CFO

Yes. That’s a good assumption. And this keeps as well within that and even on the conservative end of that.

Operator

And our next question comes from Neal Dingmann with SunTrust.

Neal David Dingmann SunTrust Robinson Humphrey, Inc., Research Division—MD

Quick question on, obviously, after a big acquisition like this I’m just wondering, looking forward, you did mention, about doing larger pads and just how the continued efficiencies. Does that mean you would continue to be on the lookout for more acquisition — accretive acquisition opportunities like this?

Timothy A. Leach Concho Resources Inc.—Chairman of the Board & CEO

Well, this is going to fill our bucket for quite a while. I was mainly commenting on how focused we were going to be on trading and blocking up. And how active we’ve been in the last several months on making trades. I think, you’ll see the trading activity continue.

Neal David Dingmann SunTrust Robinson Humphrey, Inc., Research Division—MD

Fair enough. And then just on the bullets, you’ve got a bullet in there mentioning about the shared infrastructure. I am just wondering, if you could give a little bit more color on that. Is that, I would assume now, given the — as you pointed out the great footprint, especially there in the Midland Basin, you certainly should have just even synergies on the infrastructure side. If you could talk — you or Jack talk about.

MARCH 28, 2018: Concho Resources Inc. to Acquire RSP Permian, Inc.

Timothy A. Leach Concho Resources Inc.—Chairman of the Board & CEO

We’ve talked in the past about how we’ve invested in the water delivery systems. We can — we have shared saltwater disposal systems and then the delivery of infrastructure for things like sand and other things like that on these areas are going to be so focused.

Neal David Dingmann SunTrust Robinson Humphrey, Inc., Research Division—MD

So — would that mean even more vertical integration team or just kind of continue what you have been doing?

Timothy A. Leach Concho Resources Inc.—Chairman of the Board & CEO

Just continue what we’ve been doing.

Operator

Our next question comes from with James Sullivan with.

James Jan Sullivan Alembic Global Advisors—Director & Senior Analyst

Just very quickly deep diving back into the synergies for a second, given that the operational efficiencies you guys have highlighted, you’ve talked about longer laterals and is it fair to say that to prosecute those operational efficiency you guys really will need annual budgeting cycle to start going after those just let me say I understand that, obviously, some of the other efficiencies like asset swaps, corporate and scale. You know they may be more immediate, but really to get into long laterals. Can you get to your arms around the assets a little bit more?

Jack F. Harper Concho Resources Inc.—President & CFO

Absolutely. And we have a while before the deal closes. But as we said, the concept here is taking high-margin cash flow and reinvesting that into ever-increasing rate of returning budget and that’s one of the key benefits we see here. And you’ll see us continue to plan way in advance, even beyond the year that needs budgets, but yes.

James Jan Sullivan Alembic Global Advisors—Director & Senior Analyst

Okay. Great, thanks. And then, just inventory you guys are getting from RSP, you guys highlighted 5,000 gross locations. Can you just talk a little bit about the stacked pay, what zones you guys are assuming in there for the, respectively, in Midland and Delaware?

Jack F. Harper Concho Resources Inc.—President & CFO

They, like us, focus in the Spraberry and the Wolfcamp in the Midland Basin and in the Bone Spring and Wolfcamp in the Delaware Basin. And so, we share similar views of those assets.

James Jan Sullivan Alembic Global Advisors—Director & Senior Analyst

So pretty much 3 to 4 stacks per area?

MARCH 28, 2018: Concho Resources Inc. to Acquire RSP Permian, Inc.

Jack F. Harper Concho Resources Inc.—President & CFO

Depending on the specific area.

Operator

Our next question comes from Derrick Whitfield with Stifel Financial.

Derrick Lee Whitfield Stifel Financial Corp.—MD and Senior Analyst

To build on an earlier question, we’ve all been waiting for corporate M&A to some degree. Tim, in your view, what makes now the perfect time to act on this opportunity?

Timothy A. Leach Concho Resources Inc.—Chairman of the Board & CEO

Well, I think, we’re — we talked in the past about how the industry is going through these phases and now getting more into the development phase — the intense development phase. So I think, as companies get to this point and look at their assets and their activity, the efficiency that you can gain by a bigger balance sheet and a bigger program, really it’s what’s driving this transaction. I think.

Steven D. Gray RSP Permian, Inc.—Co Founder, CEO and Director

From an RSP standpoint, I would second that. I think the development of to one of these larger pad development programs, technically, just looks like the right way to develop these reservoirs. And to do that, do it right, takes a big balance sheet. So from our perspective, this makes perfect sense, not from just a financial situation, but from technical and logistical part of the businesses as well.

Derrick Lee Whitfield Stifel Financial Corp.—MD and Senior Analyst

Thanks guys. Very helpful. And then my follow-up question is regarding the comment on parent-child infill locations, could you confirm that you guys are thinking about the spacing from a loss spacing perspective relatively consistent? And let me just build — let me — I assume that the parent-child comment was based on fulfilled section development versus 3 to 4 well pad, is that accurate?

Jack F. Harper Concho Resources Inc.—President & CFO

That’s accurate. And yes, we do have similar views on spacing in the different core asset areas.

Operator

Our next question comes from Mike Kelly with Seaport Global.

Michael Dugan Kelly Seaport Global Securities LLC, Research Division—MD and Head of Exploration & Production Research

Steve, question’s for you. Obviously, great choice to get married up with Concho here. But I’m curious, if this was — how this deal — just kind of the back story on this merger here, and if this was a really kind of a targeted negotiation with Concho? Or if this was part of the more widely-marketed deal? Kind of curious if the guys sitting across the street from you right now got a chance to look at your business to just how this came about?

MARCH 28, 2018: Concho Resources Inc. to Acquire RSP Permian, Inc.

Steven D. Gray RSP Permian, Inc.—Co Founder, CEO and Director

You know Mike, I’ve known Tim for a long time and we’ve always respected Concho and there people and the way they operate. As far as the specifics of how this came about, we’ll be putting a proxy out shortly and we’ll have all the details in there. So I’d probably just refer you to that.

Michael Dugan Kelly Seaport Global Securities LLC, Research Division—MD and Head of Exploration & Production Research

Okay. Fair enough. And then, you guys did put in the press release that you think this will enhance your debt adjusted production growth profile going forward. And Tim, maybe you and Jack could speak to that. I don’t know if you’re comfortable quantifying that or just kind of how you look at that? How much impact you can see this transaction having on, that really helping that growth rate?

Jack F. Harper Concho Resources Inc.—President & CFO

Yes. Thank you, Mike. I wouldn’t want to quantify it, other than to say it is a key metric that we focus on and this is clearly accretive to that.

Operator

Our next question comes from Paul Grigel with Macquarie.

Paul William Grigel Macquarie Research—Analyst

How should we view the strategy over time in regards to the creation of free cash flow, as the organization becomes larger and the production base becomes more significant? And to that end, what’s the impact on the pro forma corporate decline rate for the company moving forward?

Timothy A. Leach Concho Resources Inc.—Chairman of the Board & CEO

So we spoke about how we were building a company — a unique company that has the ability to grow and create lots of free cash flow. So I think this combination enhances that. And moves us forward rapidly on building that kind of company that can do something that’s very difficult to do, grow and throw off a lot of free cash flow. So I’m excited about the progress we’re making with that regard. As far as corporate decline rates, we’ve talked about what ours are, I don’t think that changes over time.

Paul William Grigel Macquarie Research—Analyst

Okay. And then, could you provide insights on learnings from prior transaction in bolt-ons, whether through look backs that were previously conducted or in real time to this transaction? And where you see the greatest potential challenge in the integration of these 2 businesses, given its corporate deal?

Timothy A. Leach Concho Resources Inc.—Chairman of the Board & CEO

I mean, we’ve done a number of — that’s how we built this company. Other than the complexity of a public company deal, this is a kind of a bolt-on type of thing that I think be as easy as anything that we’ve ever done.

Operator

Our next question comes from Richard Tullis with Capital One Securities.

MARCH 28, 2018: Concho Resources Inc. to Acquire RSP Permian, Inc.

Richard Merlin Tullis Capital One Securities, Inc., Research Division—Senior Analyst of Oil and Gas Exploration and Production

Tim, could you touch on the oil and gas take away position for the combined entity with the additional production base. If I remember correctly, I don’t believe, RSP had a lot of firm transport in place. So how do you look at that with combined production base?

Jack F. Harper Concho Resources Inc.—President & CFO

It’s Jack. We have very similar philosophies on selling at the wellhead. However, with this scale, it will increase our options in our marketing arrangements. But we have — neither company has taken firm at this point. And we’re — we feel comfortable with our ability to get to the product out right now.

Richard Merlin Tullis Capital One Securities, Inc., Research Division—Senior Analyst of Oil and Gas Exploration and Production

Okay. Thanks Jack. And then just lastly, you know as you look out further beyond 2018, Tim, what do you think the potential impact on longer term cost could be from the planned aggressive growth plans, recently announced by some of the well-heeled very large companies out there in the Permian?

Timothy A. Leach Concho Resources Inc.—Chairman of the Board & CEO

It’s pretty complex because there is increasing activity that by itself puts inflationary pressure on services. On the other hand, the service site is increasing rapidly. And I guess, there’s even talk out there right now deflationary pressure on cost. So we just think that having size and scale will be beneficial to us, as we look at the cost of all our goods and services. So I think, this will help us be efficient, keep cost down.

Operator

Our next question comes from Joe Allman with Baird.

Joseph David Allman Robert W. Baird & Co. Incorporated, Research Division—Senior Research Analyst

So for Tim and Jack, what is it that attracts you the most about RSP? I’ve heard everything you’ve said so far in the call and I read the press release, I looked at the presentation. But is there a particular Basin that you think offers the most upside? And also is there any part of RSP’s portfolio that is actually you think is better than Concho’s and really kind of upgrades? And then, on this part of question, are there any like operating techniques or any technologies that RSP deployed, that Concho has not and you’re intrigued about. And then vice versa there, anything Concho has deployed, but RSP has not?

Timothy A. Leach Concho Resources Inc.—Chairman of the Board & CEO

That’s a string of questions. I have a hard time remembering all of the questions. But I think the most attractive thing, of course, we start with the assets and they’ve developed one of the most attractive sets of assets in the Permian basis. I don’t think there’s a — I don’t have a preference over Midland Basin versus Delaware Basin. They’re both big blocky, excellent assets that will fit right into our portfolio. The only thing as you compare Concho to RSP, I wish all my assets was blocky as what theirs are. So I still

MARCH 28, 2018: Concho Resources Inc. to Acquire RSP Permian, Inc.

think they’ll be a preference going forward for larger, blockier sets of assets. And then, I do think that we can — they made excellent wells in the areas where they operate. I think, there will be things we can learn from their operational team.

Steven D. Gray RSP Permian, Inc.—Co Founder, CEO and Director

I think any time you blend 2 operational teams together what you’re going to get is the best practices from both teams. So I don’t think we can put a finger on what those are going to be yet, but I think when you put 2 good, focused, technical teams together, you’re going to learn something from each other that’s only going to accrete to your shareholders in the long run.

Timothy A. Leach Concho Resources Inc.—Chairman of the Board & CEO

One obvious example of that is fiber optics. We run up there in the same areas where RSP’s active. So all that data now we can use for both sets of properties. So it would be a good example of how that works.

Joseph David Allman Robert W. Baird & Co. Incorporated, Research Division—Senior Research Analyst

That’s helpful. And then, when you talk about the bigger pads, inherently, I think, that means somewhat longer cycle time. So do you actually lose some learnings, when you actually go to bigger pads?

Timothy A. Leach Concho Resources Inc.—Chairman of the Board & CEO

I think, that’s why you need a bigger company and bigger balance sheet. So you’re on bigger pads, but you got the company that’s big enough where you have a large number of those going all at one time. So it kind of smooths everything out.

Steven D. Gray RSP Permian, Inc.—Co Founder, CEO and Director

That’s right. It’s very difficult for RSP standalone to do that, because it just makes our production and cash flow so choppy and lumpy that it’s very difficult to do that. So when you put that combined with the bigger company, it allows you to do that. So one those synergies that are probably built into Concho’s model is been able to take our forecast with 2 well pads and turn it into a bigger machine that can do bigger pads. So I think that’s going to be a positive for everybody.

Operator

Our next question comes from Bob Morris with Citi.

Robert S Morris Citigroup Inc, Research Division—MD and Senior U.S. Oil and Gas Exploration and Production Analyst

Just thinking the comments you just made when you talk about over $2 billion of synergies on the net present value basis, the acreage in RSP as you mention, is large and blocky. There’s a little that is contiguous to your existing acreage. So is it — I think, it’s right to conclude that those synergies are predominantly just the fact that you’re going to develop the RSP asset acreage differently than what they would have done standalone and it really doesn’t change how you develop Concho’s acreage, as it was planned before. Is that correct?

MARCH 28, 2018: Concho Resources Inc. to Acquire RSP Permian, Inc.

Timothy A. Leach Concho Resources Inc.—Chairman of the Board & CEO

That’s directionally correct. I think, the areas where we overlap, we may get longer laterals out of that by being across the fence lines from them. But generally, it’s larger scale development.

Robert S Morris Citigroup Inc, Research Division—MD and Senior U.S. Oil and Gas Exploration and Production Analyst

Right, so just developing the RSP assets differently than what they would have been able to on their own predominantly with all those synergies.

Timothy A. Leach Concho Resources Inc.—Chairman of the Board & CEO

And at a different pace. Our average lateral length has grown dramatically. So I — not only the pace, but the lateral length is something that you ought to watch in the future.

Operator

Our next question comes from Josh Silverstein with Wolf Research.

Joshua Ian Silverstein Wolfe Research, LLC—Director and Senior Analyst of SMID Cap Exploration & Production

Just following up one of the questions from before. You mentioned, potential for even greater free cash flow generation here. Does that bring forward the opportunities for you to – and additional asset sales as well from this—does that bring forward the opportunity for a dividend or share repurchases into 2019 that may have been pushed out a little bit further just as standalone companies?

Timothy A. Leach Concho Resources Inc.—Chairman of the Board & CEO

I don’t think focusing on 2019 is probably the right aspect, but the answer is yes. This jump starts the development of a large, high quality company that is very efficient, has increasing efficiencies. So our ability to generate free cash flow and then have a dialogue with our shareholders about what the best thing to do with the free cash flow. I think that moves that forward.

Joshua Ian Silverstein Wolfe Research, LLC—Director and Senior Analyst of SMID Cap Exploration & Production

Got it. And then, just given the combined size of the company, I know you have some comments before, just 20% still kind of feel like the right kind of annual growth rate for the combined entity?

Timothy A. Leach Concho Resources Inc.—Chairman of the Board & CEO

I mean, we’ve never focused on a targeted growth rate. We’ve always focused on trying to be as capital efficient as we can be and the growth was kind of output of all that. So — and last year, we grew 28%. It was the output of increasing efficiency. It wasn’t targeted. It’s just what happened. And so I do think that the assets that we’ll be combining with are very high quality and will increase the efficiency of the overall company. And so — yes, I think that we will be a high growth company that throws off a lot of free cash flow. We’ll be spending within cash flow. So I think, that will be something that’s unique in our industry.

MARCH 28, 2018: Concho Resources Inc. to Acquire RSP Permian, Inc.

Operator

And we have time for one more question from the line of Nitin Kumar with Deutsche Bank.

Nitin Kumar Deutsche Bank AG, Research Division—Research Analyst

Tim from your perspective as you — obviously, the Mabee Ranch assets are very contiguous to your position, are you seeing anything in Loving County? You’ve kind of exited the area earlier in 2016. Obviously, you get some of those assets back here. Just trying to understand in terms of the total value that was placed, was it skewed towards Midland? Or was it — how was that allocated?

Timothy A. Leach Concho Resources Inc.—Chairman of the Board & CEO

Well — this was a corporate transaction. So it’s not really allocation of value. But RSP is very balanced between the Midland Basin and Delaware Basin, in terms of rigs and activity and capital and things like that. So that’s, I think, both those sets of assets are equally important to the combined organization.

Operator

This concludes our question-and-answer session. So I’d now like to turn the conference back over to Mr. Leach for closing remarks.

Timothy A. Leach Concho Resources Inc.—Chairman of the Board & CEO

Well, thank you. As Megan said, thank you. I know it was an early morning for you to dial-in. This is an exciting transaction for both me and Steve. And we appreciate your interest in it. And look forward to talking to you more in the future. Thank you very much.

Operator

Thank you. Ladies and gentlemen, this concludes today’s conference. Thank you very much for your participation. You may all disconnect. Have a wonderful day. Thank you.

No Offer or Solicitation

This communication relates to a proposed business combination transaction (the “Transaction”) between RSP Permian, Inc. (“RSP”) and Concho Resources Inc. (“Concho”). This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the Transaction or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the Transaction, Concho will file with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, that will include a joint proxy statement of RSP and Concho that also constitutes a prospectus of Concho. RSP and Concho may also file other documents with the SEC regarding the Transaction. The definitive joint proxy statement/prospectus will be sent to the stockholders of Concho and RSP. This document is not a substitute for the registration statement and joint proxy statement/prospectus that will be filed with the SEC or any other documents that Concho or RSP may file with the SEC or send to stockholders of Concho or RSP in connection with the Transaction. INVESTORS AND SECURITY HOLDERS OF RSP AND CONCHO ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND RELATED MATTERS.

Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and all other documents filed or that will be filed with the SEC by Concho or RSP through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by RSP will be made available free of charge on RSP’s website at http://www.rsppermian.com under the heading “SEC Filings” or by contacting RSP’s Investor Relations Department by phone at 214-252-2700. Copies of documents filed with the SEC by Concho will be made available free of charge on Concho’s website at http://www.concho.com/investors or by contacting Concho’s Investor Relations Department by phone at 432-221-0477.

Participants in Solicitation

Concho, RSP and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of Concho’s common stock and RSP’s common stock in respect to the Transaction.

Information regarding RSP’s directors and executive officers is contained in the proxy statement for RSP’s 2017 Annual Meeting of Stockholders filed with the SEC on April 28, 2017 and in the other documents filed after the date thereof by RSP with the SEC. You can obtain a free copy of this document at the SEC’s website at www.sec.gov or by accessing RSP’s website at http://www.rsppermian.com. Information regarding Concho’s executive officers and directors is contained in the proxy statement for Concho’s 2017 Annual Meeting of Stockholders filed with the SEC on April 5, 2017 and in the other documents filed after the date thereof by Concho with the SEC. You can obtain a free copy of this document at the SEC’s website at www.sec.gov or by accessing Concho’s website at http://www.concho.com/investors.

Investors may obtain additional information regarding the interests of those persons and other persons who may be deemed participants in the Transaction by reading the joint proxy statement/prospectus regarding the Transaction when it becomes available. You may obtain free copies of this document as described above.

Forward-Looking Statements and Cautionary Statements

The foregoing contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical fact, included in this communication that address activities, events or developments that Concho or RSP expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “may,” “foresee,” “plan,” “will,” “guidance,” “look,” “outlook,” “goal,” “future,” “assume,” “forecast,” “build,” “focus,” “work,” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements include, but are not limited to, statements regarding the Transaction, pro forma descriptions of the combined company and its operations, integration and transition plans, synergies, opportunities and anticipated future performance. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These include the expected timing and likelihood of completion of the Transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the Transaction that could reduce anticipated benefits or cause the parties to abandon the Transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the possibility that stockholders of Concho may not approve the issuance of new shares of common stock in the Transaction or that stockholders of RSP may not approve the merger agreement, the risk that the parties may not be able to satisfy the conditions to the Transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the Transaction, the risk that any announcements relating to the Transaction could have adverse effects on the market price of Concho’s common stock or RSP’s common stock, the risk that the Transaction and its announcement could have an adverse effect on the ability of Concho and RSP to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk the pending Transaction could distract management of both entities and they will incur substantial costs, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or it may take longer than expected to achieve those synergies and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond Concho’s or RSP’s control, including those detailed in Concho’s annual reports on

Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on its website at http://www.concho.com and on the SEC’s website at http://www.sec.gov, and those detailed in RSP’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on RSP’s website at http://www.rsppermian.com and on the SEC’s website at http://www.sec.gov. All forward-looking statements are based on assumptions that Concho or RSP believe to be reasonable but that may not prove to be accurate. Any forward-looking statement speaks only as of the date on which such statement is made, and Concho and RSP undertake no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Cautionary Statements Regarding Resource

Concho may use the term “resource potential” and similar phrases to describe estimates of potentially recoverable hydrocarbons that SEC rules prohibit from being included in filings with the SEC. These are based on analogy to Concho’s existing models applied to additional acres, additional zones and tighter spacing and are Concho’s internal estimates of hydrocarbon quantities that may be potentially discovered through exploratory drilling or recovered with additional drilling or recovery techniques.

These quantities may not constitute “reserves” within the meaning of the Society of Petroleum Engineer’s Petroleum Resource Management System or SEC rules. Such estimates and identified drilling locations have not been fully risked by Concho management and are inherently more speculative than proved reserves estimates. Actual locations drilled and quantities that may be ultimately recovered from Concho’s interests could differ substantially from these estimates. There is no commitment by Concho to drill all of the drilling locations that have been attributed to these quantities. Factors affecting ultimate recovery include the scope of Concho’s ongoing drilling program, which will be directly affected by the availability of capital, drilling and production costs, availability of drilling services and equipment, drilling results, lease expirations, transportation constraints, regulatory approvals, actual drilling results, including geological and mechanical factors affecting recovery rates, and other factors. Such estimates may change significantly as development of Concho’s oil and natural gas assets provide additional data. Concho’s production forecasts and expectations for future periods are dependent upon many assumptions, including estimates of production decline rates from existing wells and the undertaking and outcome of future drilling activity, which may be affected by significant commodity price declines or drilling cost increases or other factors that are beyond Concho’s control. Concho’s use of the term “premium resource” refers to assets with the capacity to produce at an internal rate of return that is greater than thirty-five percent based on fifty-five dollar oil and three dollar gas.